SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-36158

Wix.com Ltd.

(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,

Tel Aviv 6350671, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On August 10, 2020, Wix.com Ltd. (NASDAQ:WIX) (the “Company”) issued a press release announcing a proposed offering of $500 million principal amount of convertible senior notes (the “Offering”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

The unaudited interim condensed financial statements of the Company for the six months ended June 30, 2019 and 2020 and as of June 30, 2020 are furnished herewith as Exhibit 99.2 to this Report on Form 6-K.

Other than as indicated below, the information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

Exhibit 99.2 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-238250 and 333-238251).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2020
WIX.COM LTD.

	By:	/s/ Eitan Israeli
	Name:	Eitan Israeli
	Title:	VP & General Counsel

EXHIBIT INDEX

The following exhibit are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated August 10, 2020 entitled “Wix Announces Proposed Private Offering of $500 million of Convertible Senior Notes due 2025”.

99.2	Unaudited interim condensed financial statements for Wix.com Ltd. for the six months ended June 30, 2019 and 2020 and as of June 30, 2020.

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